Norton Rose Canada LLP
Royal Bank Plaza, South Tower, Suite 3800
200 Bay Street, PO Box 84
Toronto, Ontario M5J 2Z4
May 10, 2013
Via Email

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.
20549

Attention: Christina Chalk, Senior Special Counsel
Office of Mergers and Acquisitions

Dear Sirs/Mesdames:

Atlas Financial Holdings, Inc. - Schedule TO-I/A filed May 6, 2013
SEC File No. 5-87093

Second Comment Letter

This letter is in response to your comment letter dated May 7, 2013 (the “Second Comment Letter”) issued in respect of Atlas Financial Holdings, Inc. (“Atlas” or the “Company”).

Responses to your comments contained in the Second Comment Letter are set out below (your comments are reproduced in italics, followed by the corresponding responses). Unless otherwise noted, all of the responses are based solely on information and advice provided to us by, or on behalf of, Atlas. Capitalized terms used herein that are not otherwise defined have the meanings given to them in the circular of the Company dated April 12, 2013 (the “Circular”) and the notice of change and variation of the Company dated May 3, 2013 (“Notice”).
Following the filing of this response to your Second Comment Letter, the Company will send to Warrantholders by way of courier a letter supplementing the Circular and Notice providing the additional disclosures noted herein (the “Additional Disclosure Letter”) in substantially the form of the Additional Disclosure Letter enclosed herewith.
As additional information for your file, the Company notes that there are 14 holders of Warrants in total, 12 of whom are located in the United States. The Warrants were initially issued in a private placement offering prior to the Company's initial public offering and solely to accredited investors. The Warrants are non-transferable and the Company remains in general communication with the holders of Warrants.
Responses to the Second Comment Letter

1
We note that you have changed the Offer price, necessitating that the Offer remain open for at least ten U.S. business days thereafter. See Rule 13e-4(f)(1)(ii). Rule 13e-4(a)(3) defines “business day” for these purposes as the period from 12:01 a.m. through 12:00 midnight Eastern time on any day other than a Saturday, Sunday or a federal holiday. Your revised offer materials received a file date on our EDGAR system of May 6, 2013 and your Offer is scheduled to expire at 5:00 pm Central time on May 17, 2013. Please tell us how you have complied with Rule 13e-4(f)(1)(ii).

Rule 13e-4(f)(1)(ii) states that the issuer tender offer, unless withdrawn, shall remain open until the expiration of:
at least ten business days from the date that notice of an increase or decrease in the percentage of the class of securities being sought or the consideration offered or the dealer's soliciting fee to be given is first published, sent or given to security holders.

Rule 13e-4(a)(3) further states that:
As used in this section and in Schedule TO, the term business day means any day, other than Saturday, Sunday, or a Federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern Time. In computing any time period under this Rule or Schedule TO, the date of the event that begins the running of such time period shall be included except that if such event occurs on other than a business day such period shall begin to run on and shall include the first business day thereafter.
The Notice was sent by courier to all Warrantholders resident in the United States on Friday May 3, 2013.  According to the definition in Rule 13e-4(a)(3), Friday May 3, 2013 would be counted as the first business day in the time period.  Consequently, as of May 3, 2013, there are ten (10) business days remaining until the expiration of the Offer. Accordingly, by leaving the Offer open to 5:00 pm (Central time) on May 17, 2013, the Company has complied with Rule 13e-4(f)(1)(ii).

2
As we discussed before the filing of this amendment, we believe the fact that this is a below-market offer should be prominently and clearly disclosed. While we note the new disclosure on page 5 of the revised Circular, we would expect a more clear and prominent note to warrant holders earlier in the revised Circular such as on the cover page indicating that, even at the increased Offer price, it may make more financial sense (based on recent trading prices for the common shares) for holders to exercise their warrants and sell the underlying common shares. Please revise or advise.

Though the Company believes that it has made significant disclosure about the pricing of the Offer and the value of the Warrants, in particular by including an independent valuation of the Warrants, the Company will make further disclosure to Warrantholders in the Additional Disclosure Letter reiterating that, based upon recent market prices for the underlying Shares, it may be possible for a Warrantholder to exercise their Warrants and subsequently sell the underlying Shares and receive an overall financial return in excess of the Purchase Price being offered by the Company. The Company notes, however, that the Shares are thinly traded (the average daily volume for the 20‑day period ending May 7, 2013 on the Nasdaq Capital Market Exchange was 53,644.3 Shares) and that the volume‑weighted average price for the Shares for such period was U.S.$6.92. Accordingly, the ability to trade a meaningful number of Shares while sustaining a price in excess of U.S.$7.25 (the approximate price necessary to exceed the Purchase Price) after transaction costs would be subject to various market risks and uncertainties.
The Company believes that due to their sophistication, Warrantholders are able to make a reasoned judgement on tender determination at the current Purchase Price with information previously provided as supplemented by the Additional Disclosure Letter.

3	Disclose the expiration date of the warrants that are the subject of this Offer. We understand from the company's Form 10-K that they expire on December 31, 2013.

The expiration date of the Warrants is disclosed on the first page, as well as Section 2 - “Securities Subject to the Bid” and Section 3 - “Purpose and Effect of the Offer” of the Circular. The expiration date of the Warrants is also set out in the Warrant certificate held by each Warrantholder. The Company will reiterate the expiration date of the Warrants in the Additional Disclosure Letter.

4
Revise the Offer materials to explain why the Board chose to increase the minimum acceptance condition from 65% to 100% of the outstanding warrants. Please specifically explain why, in the Board's view, this change to require full participation in the Offer is preferable to the prior approach of requiring 65% participation.

After due consideration of the Original Offer, and in the exercise of their business judgment, the Special Committee of independent directors of the Company considered the significant increase in the Purchase Price from U.S.$0.80 to U.S.$1.25 and determined that such increased use of corporate funds in acquiring the Warrants was in the best interest of the Company only if it served to entirely eliminate the potential dilution that would otherwise result from the exercise of all of the Warrants. Accordingly, it was determined that in order to increase the Purchase Price, the minimum acceptance condition would be no less than 100% and that such condition would not be waived. The Special Committee strongly believes that given the evolution of market trading since commencement of the Offer and the significant increase in the Purchase Price from U.S.$0.80 to U.S.$1.25, it would not be worth the Company expending these additional funds should there remain any potential for dilution in the event the Offer is partially successful. The Company believes that the decision to be made by an individual Warrantholder in the circumstances remains fundamentally unchanged under the revised Offer, that is to sell or not to sell.

5
Refer to the new disclosure here added in response to comment 5 in our prior letter dated April 30, 2013. We do not understand the statement in the second sentence of the Accounting Treatment section of the revised Circular. How does the fact that there will be no material difference in the rights of security holders as a result of the Offer affect the accounting treatment of the Offer? Please clarify.

The fact that there will be no material difference in the rights of securityholders as a result of the Offer is completely unrelated to the accounting treatment of the Offer and the disclosure of these two items should be decoupled in the disclosure to Warrantholders. Accordingly, the Additional Disclosure Letter will restate these as separate items independent of each other.

Please do not hesitate to contact the undersigned at +1 416.216.3941 with any questions or further comments.
Yours truly,
/s/ Paul Fitzgerald
Paul Fitzgerald

PF/rk

cc:    Atlas Financial Holdings, Inc.

May 10, 2013

Dear Warrantholder:
RE: Atlas Financial Holdings, Inc. Issuer Tender for Warrants
Atlas Financial Holdings, Inc. (the “Company” or “Atlas”) would like to take this opportunity to remind you that its offer to purchase all of the outstanding ordinary share purchase warrants of the Company (“Warrants”) for U.S.$1.25 per three Warrants (the “Purchase Price”) will expire at 5:00 p.m. (Central time) on May 17, 2013 (unless extended, varied or withdrawn) (the “Offer”). The Warrants will otherwise expire on December 31, 2013.
This letter supplements and should be read in conjunction with the Company's Offer to Purchase and Circular dated April 12, 2013 and Notice of Change and Variation dated May 3, 2013, both of which were previously provided to you.
Based upon discussions that the Company has had with the United States Securities and Exchange Commission, the Company has determined to highlight certain information relating to the Offer that is important for a holder of Warrants (a “Warrantholder”) to consider in making its decision to tender or not to tender to the Offer. This letter is intended to ensure that you have fulsome facts available to you for decision-making, it is not intended to influence your decision.
Since commencing trading on the NASDAQ Capital Market Exchange, the ordinary shares of the Company (the “Shares”) have traded as low as U.S.$5.80 and as high as U.S.$8.00 and the 20‑day volume‑weighted average price for the Shares on the NASDAQ Capital Market Exchange was U.S.$6.92 as of May 7, 2013. Once the market price of the Shares exceeds U.S.$7.25, it may be possible for a Warrantholder to exercise its Warrants and subsequently sell the underlying Shares and receive an overall financial return in excess of the Purchase Price being offered by the Company pursuant to the Offer. The Company notes, however, that the Shares are thinly traded (the average daily volume for the 20 days up to and including May 7, 2013 was 53,644.3 Shares). Accordingly, the ability to trade a meaningful number of Shares while sustaining a price in excess of U.S.$7.25 after transaction costs would be subject to various market risks and uncertainties.
After due consideration of the original Offer of U.S.$0.80 per three Warrants, and in the exercise of their business judgment, the Special Committee of independent directors of the Company considered the increase in the offered price from U.S.$0.80 to U.S.$1.25 to be significant and determined that such increased use of the Company's funds was in the best interest of the Company only if it served to entirely eliminate the potential dilution that would otherwise result from the exercise of all of the Warrants. Accordingly, it was determined that in order to increase the Offer price, the minimum acceptance condition should be no less than 100% and that such condition would not be waived. The Special Committee strongly believes that given the evolution of market trading since commencement of the Offer and the significant increase in the Offer price from U.S.$0.80 to U.S.$1.25, it would not be worth the Company expending these additional funds if there remained any potential for dilution in the event the Offer is partially successful. The Company believes that the decision to be made by an individual Warrantholder in the circumstances remains fundamentally unchanged under the revised Offer, that is to sell or not to sell.
In the Notice of Change and Variation filed dated May 3, 2013, the Company provided additional disclosure with respect to the rights of Warrantholders as a result of the Offer and the accounting treatment of the Offer. The fact that there will be no material difference in the rights of securityholders as a result of the Offer is unrelated to the accounting treatment of the Offer (should it be successful) and the disclosure of these two items should be decoupled in the disclosure to Warrantholders.

Finally, we note that the Company has issued a press release today indicating the receipt by the Company from an existing Warrantholder of an intention to exercise Warrants and the effect that this may have on tax loss thresholds.
We hope that you will find the foregoing information helpful in making your decision with respect to the Offer.

Yours very truly,
/s/ Scott D. Wollney
Scott D. Wollney
President & CEO